1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

May 2, 2016

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Loan Lauren P. Nguyen

RE:	Recon Technology, Ltd.

Preliminary Proxy Statement on Schedule 14A, Filed February 16, 2016

Form 10-K for the Fiscal Year Ended June 30, 2015, Filed September 25, 2015

Form 10-Q for the Fiscal Quarter Ended December 31, 2015, Filed February 16, 2016

File No. 001-34409

Dear Ms. Nguyen:

On behalf of Recon Technology, Ltd. (the “Company”), we hereby respond to the letter dated March 8, 2016, from you to Liu Jia, Chief Financial Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Preliminary Proxy Statement on Schedule 14A filed on February 16, 2016 (the “Original Proxy Statement”), Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2015, as filed on September 25, 2015 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2015, as filed on February 16, 2015 (the “Form 10-Q”). A marked version of Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), reflecting all changes to the Proxy Statement, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

Proposal 3: To Approve and Adopt the Share Purchase Agreement and The Transactions Contemplated Thereby

Background, page 24

1.	We note your assertion on page 25 that none of your executive officers have any interest in the proposal that is not shared by the company stockholders; however, in light of Mr. Chen’s continued involvement in QHHY as a “management level employee,” please expand your disclosure in this section to more fully discuss the nature of his role, if any, in initiating or facilitating discussions between you and QHHY, as required by Item 14(b)(7) of Schedule 14A. Please also describe in greater detail all facts pertaining to Mr. Chen’s disposition of ownership interest in QHHY, as required pursuant to Item 5(a)(1) of Schedule 14A.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 2 of 8

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has provided additional disclosure and explanation concerning Mr. Chen’s role in and continued involvement with QHHY on pages 4, 5, 23, 24 and 25, as well as the disposition of his ownership interest in QHHY, as required pursuant to Item 5(a)(1) of Schedule 14A, in the Amended Proxy Statement. As further explanation, at present, Mr. Chen is not a management level employee at QHHY, but he will be a management level employee at QHHY in the event the Company successfully completes its acquisition of QHHY.

2.	We note that the board considered a valuation report on QHHY’s financial condition in reaching its conclusion to recommend approval of the referenced transaction. Please provide an analysis as to whether this valuation report is materially related to the transaction under Item 14(b)(6) of Schedule 14A. If so, please revise to disclose information about the valuation report as would be required by Item 1015(b) of Regulation M-A.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has updated the proxy statement on page 24 to disclose the information about the valuation report as required by Item 1015(b) of Regulation M-A.

Anticipated Accounting Treatment, page 26

3.	We note your disclosure indicating that you intend to allocate “the aggregate consideration paid in connection with the Transactions, together with the direct costs of the Transactions” to QHHY's tangible and intangible assets and liabilities based on their fair market values. However, the guidance in FASB ASC 805-10-25-23 generally requires acquisition-related costs to be recognized as expenses in the periods in which the costs are incurred. Please revise as necessary to clarify your plan to account for transaction related costs and your rationale.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure in the Proxy as required by FASB ASC 805-10-25-23 confirming that only consideration that is paid in connection with the transactions will be allocated to QHHY’s tangible and intangible assets and liabilities based on their fair market values. The direct costs of the acquisition of QHHY should be recognized as expenses in the periods during which such expense is incurred. The Company respectfully advises the Staff that there have been no direct costs related to this transaction recognized or allocated in the Original Proxy Statement’s financial data. The Company only allocated the aggregate consideration to be paid in connection with this transaction to QHHY’s tangible assets and liabilities based on their respective fair market values and recognized the remaining amount over the net assets as goodwill.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 3 of 8

Annex B – QHHY Financial Statements

Note 13 – Pro Forma Financial Information, page F-16

4.	Please include updated interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. Pro forma financial information should also be updated to reflect the most recent interim period.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has updated the interim financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. The Company has also updated the Pro Forma financial information to reflect the most recent interim period, the six month period ended December 31, 2015.

5.	Please add an introductory paragraph to the pro forma financial information briefly setting forth a description of the business combination, the entities involved and the periods for which the pro forma financial information is presented to comply with Rule 11-02(b)(2) of Regulation S-X.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and has added an introductory paragraph to the pro forma financial information to reflect the above items required in accordance with Rule 11-02(b)(2) of Regulation S-X.

6.	We note that you include a pro forma adjustment to show $3.1 million of goodwill in your preliminary purchase price allocation and indicate the fair value of the plant property and equipment will equate to its current book value. However, in note (a) on page F-20, you indicate the fair value adjustment will be ascribed to property and equipment. Please reconcile these details and clarify your method of determining the fair value of the property and equipment and that no value would be assigned to any intangible assets other than goodwill, such as customer related intangible assets.

RESPONSE: The Company respectfully advises the Staff that the property belonging to QHHY consists primarily of equipment, including special working cars and tools. We have added a sentence to the Company’s disclosure stating that, “No amount will be allocated to intangible assets other than goodwill.”

Form 10-K for Fiscal Year Ended June 30, 2015

Management’s Discussion and Analysis, page 18

Liquidity and Capital Resources, page 30

7.	We note that your accounts receivables as of September 30, 2015 and June 30, 2015 are in excess of your annual revenues for the year ended June 30, 2015 and that sales continue to decline due to lowered spending by your clients. We further note that you do not consider accounts past due until the related receivables are more than a year old. On page 31, you state that the increase in receivables correlates with “operating seasonality and postpone payment” by your clients. Please expand your disclosure to describe more thoroughly how seasonality is impacting your collections in comparing efforts over the two fiscal years, and the extent to which delays with collections are concentrated among any particular customers who have postponed payments. Further, please clarify the extent to which your view of past due amounts correlates with actual payment terms of one year in your sales agreement and, with a view towards disclosure in your critical accounting policies, explain how you determine that collectability is reasonably assured at the outset of your sales arrangements, in your revenue recognition approach, considering the extended period of time that you do not consider payments to be past due, the increasing magnitude of the receivables relative to sales, and the extent to which customers have postponed payments.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 4 of 8

RESPONSE: With respect to the ending balance of accounts receivables as of September 30, 2015 and June 30, 2015, the Company respectfully advises the Staff that: (1) as a result of the value-added-tax, which is excluded from revenue but included in accounts receivables, accounts receivables generated are always in excess of the revenue recognized for the same year; (2) the Company’s contract period is usually six months to one-year, and the collection period may be approximately one year or less; and (3) a majority of the Company’s clients are state owned oil companies, which means that it usually takes a longer time to process payment requests as the clients rely on the PRC government to provide and process funding requirements. The PRC’s federal government operates the state oil companies. Thus, due to the special characteristics of the Company’s clients, while there may be some delay in the Company’s receipt of payment, the risks of unrecoverable account receivables is relatively low.

With respect to business seasonality and its impact of the Company’s revenue and account receivables, the Company hereby uses the last two fiscal years’ movement of account receivables generated and collection of outstanding balance as further illustration.

This form contains all accounts receivable generated from the Company’s operation. Per the above diagram, revenue, thus account receivables, are recognized majorly around end of a calendar year or earlier months of the coming year (November to March of the next year). For more detail:

(1) Oil and gas wells of our clients/ultimate users are located in remote areas with severe environments, and their operating activities are highly affected by weather and temperature, thus, our working activities are also affected by this fact. Generally speaking, the Company’s work load from April to August is comparatively low and September to December is usually peak season of the Company’s business.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 5 of 8

(2) As state-owned oil companies, spending of, and payment by, our clients is affected to a great extent by the State Budget management process. According to the general schedule of the National People's Congress meetings each year, the total budget of each of our clients’ mother companies could be determined after March of each year, and our clients can have their own budget approved after that, which is usually around June of each year. Only when our clients’ spending plan is approved can they order equipment and/or services. With each contract having a six to twelve month term, our revenue can generally be realized and recognized around the end of each year. During the remaining months of a year, there is also some revenue collections, but generally lower.

Based on the above chart, collections may also fluctuate from period to period.

With respect to the delay of payment, the long outstanding balance and overdue term are as follow:

Client	Amount	Aging
Northwest oil company of CNPC	1.3 million	1-2 year
Zhong Yuan oil company of Sinopec	6.2 million	1-2 year
Daqing oil company of CNPC	2.0 million	2-3 year

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 6 of 8

These three clients, which are all subsidiaries of state owned oil companies, accounted for RMB10 million of our receivables over a year. Management assesses the collectability of the above outstanding balance on a monthly basis. In accordance with our allowance policy, RMB1.15 million was recorded as general reserve for these items. Our allowance policy is based on our historical collection experience. According to our records, total of RMB6 million was written off during the past five years (2010 to 2015), which accounted for approximately 2% of the Company’s total sales.

Besides, even though the total ending balances are relatively high compared to current revenue, they are gradually collected by the Company, which can be supported by the subsequent collection as shown in the above diagram. Management will continue to enhance collection of these amounts and disclose related status of these late payments in our future filings with the Commission. However, the Company does not feel this explanation materially changes its filings or should require it to amend our past filings. As such, the Company will include such discussion and disclosure in its future period filings with the Commission.

Form 10-Q for the Fiscal Quarter Ended December 31, 2015

Revenues, page 12

8.	We note that you did not record software revenue for the three and six months ended December 31, 2015 and you did not discuss the underlying causes for this reduction in revenue compared to prior periods. Pursuant to Item 303 of Regulation S-K, please provide a discussion that describes the extent to which each variance is attributable to increases in price, increases in volumes being sold, the introduction of new products or services or other relevant economic events and known trends or uncertainties that impact future periods. Quantification of the changes should be precise, including use of dollar amounts or percentages, as reasonably practicable. Please revise your filing to quantify and disclose in dollars the extent to which events or trends impact revenues. Your discussions should inform the reader of the specific trends, circumstances or events that are known to have caused a change.

RESPONSE: The Company generally bundles hardware sales with independent expert production management systems (which the Company referred to in the original Proxy Statement as “software”) with related testing and maintenance services. The Company also sells an independent expert production management system to its clients to meet their needs. For the six months period ended December 31, 2015, oil prices went down significantly and our clients’ procurement decreased as a result. In order to control costs, the Company’s clients only purchased the hardware and service without the independent management expert system during the six months ended December 31, 2015.

For the six months ended December 31, 2014, four of the Company’s clients purchased software in the amount of RMB2.3 million, while for the same period in 2015, none of the Company’s clients purchased software.

Requirements for software revenue may always fluctuate and the Company expects that this trend regarding software sales may continue to shrink. In order to maintain its competitiveness, the Company may still need to provide expert systems as part of its bundle contract of hardware sales by offering the bundle without accounting for the cost of the expert system. The Company hereby commits to enhance its disclosure of this trend and analysis in its 10-Qs and 10-Ks and include the requested disclosures in the company’s filings on a going forward basis.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 7 of 8

Gross Profit, page 13

9.	We note your disclosure explaining that gross profit as a percentage of revenue decreased to 20.0% for the three months ended December 31, 2015 from 42.1% for the same period in 2014. You indicate this was mainly due to the decrease of software sales with higher margins compared with lower margins on the hardware revenues. However, given that prior period software sales were just RMB 1,069,658 of total revenues of RMB 21,328,972, we do not see how a change in software sales could impact your gross margin to the degree you suggest.

Please submit an analysis of the change, your underlying computations, and any disclosure revisions that you propose to more accurately describe the underlying causes of the decrease in gross profit expressed as a percentage of revenue for the three and six months ended December 31, 2015.

RESPONSE: The Company hereby respectfully advises the Staff that the decrease of software revenue should actually reflects the decrease in sales of the Company’s value-added expert production management system, not the separately sold software as disclosed in the financial statements. As indicated above, the Company’s clients only purchased hardware without bundling the expert production management system into the purchase. The Company’s hardware sales generally generated lower margins as a result. Because of the depression in the oil industry, the market has become more competitive which even further lowered the Company’s margins. The Company will clarify this issue in its future filings.

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 2, 2016 Page 8 of 8

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (212) 370-1300 (reception) or at my email address, swilliams@egsllp.com.

Very truly yours,

/s/ Sarah E. Williams